BioHarvest Launches Informed Sport-Certified VINIA DailyChews 2X Formula for Athletes and People with Active Lifestyles

Rehovot, Israel – June 4, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced the launch of VINIA® DailyChews 2X Formula, a first-of-its-kind chew designed to increase nitric oxide production and  arterial dilation, and to enhance blood flow and oxygen delivery for athletes and individuals with highly active lifestyles. VINIA® DailyChews 2X Formula are now available for purchase in a 30-count pack on VINIA.com.

Formulated with a double dose of BioHarvest’s proprietary red grape cell composition, VINIA® DailyChews 2X Formula are officially Informed Sport-certified, underscoring the Company’s commitment to cleaner, safer, and effective performance nutrition. The globally recognized certification ensures every batch is tested for banned substances, making it a trusted choice for professional athletes, military personnel, and fitness enthusiasts alike.

Each individually packaged VINIA® DailyChews 2X Formula contains 800mg of VINIA® and 12 mg of Piceid resveratrol, which has been clinically shown to increase arterial dilation. This arterial dilation improves blood flow, delivering more oxygen and nutrients to the body’s muscles, tissues, and cells, improving physical energy and mental alertness.*

“Our customers lead dynamic, high-performance lives, and they deserve a product that meets the highest standards for efficacy, safety and ease of use,” said Ilan Sobel, CEO of BioHarvest. “The launch of VINIA® DailyChews 2x Formula – with Informed Sport certification – marks a major milestone as we expand into the athlete and fitness enthusiast segment of the multi-billion-dollar nutraceuticals market and address a younger consumer base. In addition, our new international ecommerce platform enables global orders, so that customers in countries which allow importation of supplements, such as the UK and Australia, can now have VINIA® products delivered directly to their doorstep with local tax and import fee calculations handled automatically on the backend.

“This launch complements our growing VINIA® Inside portfolio, which includes the core capsule business and hot beverage line of teas and coffees, reflecting our broader strategy to meet increasing global demand for plant-based, science-backed solutions,” concluded Sobel.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.

About Informed Sport

Informed Sport is the world’s leading testing and certification program for brands producing sports and nutritional supplements. Designed for elite sport, it protects athletes from inadvertent doping caused by supplements contaminated with banned substances. As such, it is recognised by sporting and governing bodies, anti-doping bodies and nutrition industry organisations, and the armed and special forces. https://sport.wetestyoutrust.com/

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain, and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHST@mzgroup.us